Exhibit 99.118

Suite 2200, Oceanic Plaza, 1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X2 Tel. (604) 689 5767 ŵ Fax: (604) 689 3918 ŵ www.hatch.ca Hatch Ltd.
CONSENT OF EXPERT
FILED BY SEDAR
September 8, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

Subject:	Blue Pearl Mining Ltd. (the “Company”) Material Change Report dated September 8, 2006.
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Hoe Teh, P. Eng., Senior Metallurgist with Hatch Ltd. to (a) the public filing of the technical report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” dated July 31, 2006 (the “Report”); and (b) extracts from, or a summary of, the Report in the written disclosure contained in the Company’s material change report (the “Material Change Report”) dated September 8, 2006.
We hereby confirm that we have read the Material Change Report and that it fairly and accurately represents the information in the Report.
HATCH LTD.
Per:
Hoe Teh, P. Eng.
Senior Metallurgist
HT:ec
Ref.: Hoe Teh — Thompson Creek consent.doc
Hoe Teh - Thompson Creek Consent.Doc